                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                           Commission File Number        0-23764
                                                                 ---------------


(Check one)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For period ended           December 31, 2000
                  --------------------------------------------------------------

[ ]   Transition Report on Form 10-K and Form 10-KSB
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q and Form 10-QSB
[ ]   Transition Report on Form N-SAR

For the transition period ended
                                 -----------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant       Kellstrom Industries, Inc.
                              --------------------------------------------------

      Former name if applicable   Not Applicable
                                ------------------------------------------------


      Address of principal executive office (STREET AND NUMBER)

      1100 International Parkway
      ---------------------------------------------------------


      City, State and Zip Code       Sunrise, FL 33323
                               -------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

         OSCAR TORRES                                    (954) 845-0427
- --------------------------------------------------------------------------------
          (Name)                                 (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Certain changes have occurred as publicly disclosed in a press release on April 2, 2001, a copy of which is attached as Exhibit A.


                           KELLSTROM INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: April 2, 2001                   By: /s/ Oscar Torres
                                                --------------------------------
                                                    Oscar Torres
                                                    Chief Financial Officer

                                                                       Exhibit A

KELLSTROM
INDUSTRIES, INC.

                              FOR IMMEDIATE RELEASE


             KELLSTROM ANNOUNCES FOURTH QUARTER AND YEAR-END RESULTS

        Positive Cash Flow From Operations Totals $25.1 Million for 2000

Sunrise, FL - April 2, 2001 -- Kellstrom Industries, Inc. [NASDAQ: KELL] today announced results for its fourth quarter and year ended December 31, 2000.

Revenues for the fourth quarter increased by 3.6% to $96.2 million from $92.9 million in 1999. As announced in early January 2001, after the completion of the acquisition of the aircraft and engine parts resale business of Aviation Sales Company (the "Acquisition") on December 1, 2000, in connection with the Acquisition and due to depressed market conditions in the fourth quarter, Kellstrom incurred unusual charges and wrote-down certain inventories and operating assets, both of which depressed profitability. These charges included:

o $1.3 million, net of tax, extraordinary loss related to prepayment penalties and the write-off of deferred financing costs in connection with the pay down of $11.25 million in senior subordinated notes;

o $3.0 million in severance and other realignment costs primarily incurred in connection with the elimination of redundant or unnecessary positions in connection with the Acquisition and the ongoing process of consolidating seven Kellstrom facilities into one;

o $50.6 million of non-cash inventory write-downs and impairment charges related to the Company's inventory and lease portfolio, taking the combined book value down to $294.2 million.

Excluding these expenses and charges, Kellstrom would have reported net income of $194,000 or $.02 per diluted share for the 2000 fourth quarter. Inclusive of the aforementioned expenses and charges, there was a fourth quarter net loss of $34.9 million, or $2.93 per diluted share. In 1999's fourth quarter, Kellstrom reported net income of $3.9 million, or $0.31 per diluted share.

Revenues for the year ended December 31, 2000 were up 7.0% to $354.0 million from $330.9 million in 1999. Net income for the year, excluding the expenses and charges noted above, was $3.9 million, or $.32 per diluted share. Net loss inclusive of the aforementioned expenses and charges for the year ended December 31, 2000 was $31.3 million, or $2.63 per diluted share after such charges. In 1999, Kellstrom reported net income of $20.5 million, or $1.48 per diluted share.

For the full year 2000, the Company generated $25.1 million of cash flow from operations as compared to cash flow used in operations of $48.6 million for the full year 1999. Cash flow used in operations for the fourth quarter was $2.7 million as compared to cash flow provided by operations of $3.6 million for the fourth quarter of 1999.

                                     (more)

Kellstrom Industries, Inc. News Release                                   Page 2
April 2, 2001


Oscar Torres, Kellstrom's Chief Financial Officer pointed out, "For the last five quarters, we have been using free cash flow to pay down our bank debt, as well as for acquisitions and capital expenditures. During the last quarter of 2000 we replaced $11.3 million of debt with a remaining average maturity of 20 months, with $30 million of debt with a maturity of seven years. As an accommodation and in recognition of our changing business environment resulting in our not being in compliance with certain financial covenants contained in our senior credit facility, our commercial lenders have been supportive of the Company by amending our financial covenants. As previously reported, we have commenced an exchange offer, led by Banc of America Securities as our financial advisor, for our $140.3 million in convertible notes. The exchange offer is intended to address the liquidity concerns related to the repayment of principal in 2002 and 2003 on such notes and grant the Company greater operational flexibility in the current business environment."

Mr. Torres went on to say; "We are progressing in the integration of the Acquisition and the realignment of our organization from four divisions into two, comprised of the Commercial Aerospace Business Unit and Defense Aerospace Business Unit. We have reduced headcount by about 30% with a portion of the severance expense and other realignment costs taken in the fourth quarter of 2000, we are left with the remainder for the first half of 2001. With the Company moving the majority of its operations to the Miramar facility, we are now actively seeking to dispose of our former headquarters building in Sunrise, as well as other smaller properties owned by the Company. The net proceeds of those sales may be used to reduce debt. Finally, once the integration of the Acquisition is completed, annualized savings in selling, general and administrative expenses are expected to reach $15 million, mostly from personnel reductions, economies of scale, and operating efficiencies and synergies."

Zivi R. Nedivi, President and Chief Executive Officer of Kellstrom Industries, stated, "The past year has been a trying time for our industry, particularly in the fourth quarter. We've watched as competitors, facing severe financial pressures, defaulted on loans, declared bankruptcy, and sold or closed businesses and product lines. One consequence has been the disposal of inventory at fire sale prices. This not only depressed industry-wide margins, but also caused a general decline in after-market inventory values, which resulted in the need to write-down certain items in our inventory. In a related move and in keeping with our goal of shrinking the size of our lease portfolio, we liquidated under-performing assets at lower prices than in the past, which on a going forward basis should have a favorable impact on inventory turns. Over time, we believe that the excess parts inventory in the aftermarket will dry up, and Kellstrom will be one of the largest and strongest remaining players, serving the global commercial and military aviation industry with nose-to-tail inventory management solutions."

Mr. Nedivi concluded, "During the downturn in our industry, we established Kellstrom as a premier nose-to-tale solutions provider and acquired additional market share, but at the expense of profitability over the past six quarters. Subject to aviation industry trends, as well as the overall economic outlook, we estimate that it will take three to six quarters to achieve a sustainable turnaround in our business. Specifically, we expect a first and second quarter net loss, which will include exchange offer expenses as well as costs related to severance and relocation to the Miramar facility. We are focused on integrating the Acquisition, and believe that Kellstrom, with a unified, customer-focused organization, superior quality assurance and an advanced information technology capability, is positioned to be the leading independent inventory management company in the aviation industry. Once the industry slump is behind us, we expect to achieve the financial returns that our leadership position, resolve, and resources afford us."

                                     (more)

Kellstrom Industries, Inc.                                           Page 3
April 2, 2001


CONFERENCE CALL

Kellstrom's management will host a conference call at 3 pm. Eastern Daylight Savings Time on Monday, April 2, 2001 to discuss fourth quarter and year-end results. The conference call will be broadcast live over the Internet via the Investor Relations section of the Company's web site at WWW.KELLSTROM.COM. To listen to the live call, go to the web site at least 10 minutes early to register, download and install any necessary audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Kellstrom Industries, Inc. is a leading aviation inventory management company delivering innovative and value added nose-to-tail programs to the global commercial and military aviation markets. The Company unites cutting edge information technology, including e-commerce, with quality assurance methodologies to provide engines and parts for large turbo-fan engines manufactured by CFMI, General Electric, Pratt & Whitney and Rolls Royce, in addition to a full complement of rotables and components for the commercial aircraft they power. Kellstrom is also a premier inventory management and components supplier of engines, components, systems and parts for large military transport aircraft, jet fighters and helicopters. The Company is an approved supplier to an international customer base including major domestic and international airlines, military air forces, original equipment manufacturers and engine overhaul shops.

CONTACT:
Kellstrom Industries, Inc. (954) 845-0427                         KELL'S INVESTOR RELATIONS COUNSEL:
Zivi R. Nedivi, Pres. & CEO                                       The Equity Group Inc.
Yoav Stern, Chairman of the Board                                 Linda Latman (212) 836-9609
Oscar Torres, Chief Financial Officer                             Bob Goldstein (212) 371-8660
Michael Shokouhi, Director of Investor Relations                  www.theequitygroup.com
www.kellstrom.com                                                 ----------------------
- -----------------



                            (See Accompanying Tables)

Kellstrom Industries, Inc. News Release                                   Page 4
April 2, 2001


                           KELLSTROM INDUSTRIES, INC.
                 Consolidated Condensed Statements of Operations
                     (In thousands, except per share amount)

                                                       THREE MONTHS ENDED                        TWELVE MONTHS ENDED
                                                          DECEMBER 31,                               DECEMBER 31,
                                               --------------------------------------------------------------------------------
                                                    2000                1999                   2000                  1999
                                               ----------------    ----------------     -------------------    ----------------
Sales of aircraft and engine parts, net              $90,917             $83,274             $332,255              $288,912

Rental revenues                                        5,322               9,656               21,728                42,032
                                                       -----               -----               ------                ------

        Total revenues                                96,239              92,930              353,983               330,944

Cost of goods sold                                   (68,730)            (60,982)            (247,413)             (200,889)
Cost of goods sold - inventory write-
down                                                 (45,469)                                 (45,469)                    0
Depreciation of equipment under operating
leases                                                (3,851)             (6,525)             (18,070)              (27,114)

Selling, general and administrative                  (14,087)            (11,750)             (49,241)              (41,150)
Depreciation and amortization                         (2,042)             (1,481)              (6,859)               (5,398)
Restructuring, impairment and other
charges                                               (8,462)                 --               (8,462)               (2,200)
                                                      ------               -----              -------               -------


        Total operating expenses                    (142,641)            (80,738)            (375,514)             (276,751)

      Operating (loss) income                        (46,402)             12,193              (21,531)               54,193

Interest expense, net of interest
      income                                          (7,220)             (5,950)             (26,380)              (21,268)
                                                      -------            -------             --------              --------

      (Loss) income before income taxes and
          extraordinary item                         (53,622)              6,243              (47,911)               32,925

Income tax benefit (expense)                          20,067              (2,300)              17,930               (12,390)
                                                      ------             -------               ------              --------

       (Loss) income before
          extraordinary item                         (33,555)              3,943              (29,981)               20,535
                                                    --------         -----------             --------                ------
Extraordinary loss on early
Extinguishments of debt, net of
$803 tax benefit                                      (1,349)                 --               (1,349)                   --
                                                     -------          ----------              -------                 -----

   (Loss) net income                                 (34,904)             $3,943              (31,330)              $20,535
                                                    ========              ======             ========               =======

       (Loss) earnings before extraordinary
          item per common share - basic               $(2.82)              $0.33               $(2.52)                $1.73

       (Loss) from extraordinary item per
          common share - basic                        $(0.11)                 --               $(0.11)                   --

Kellstrom Industries, Inc. News Release                                   Page 5
April 2, 2001

                                                       THREE MONTHS ENDED                        TWELVE MONTHS ENDED
                                                          DECEMBER 31,                               DECEMBER 31,
                                               --------------------------------------------------------------------------------
                                                    2000                1999                   2000                  1999
                                               ----------------    ----------------     -------------------    ----------------
    (Loss) earnings per common
share - basic                                          $(2.93)               $0.33                $(2.63)              $1.73

    (Loss) earnings before extraordinary
item per common
share - diluted                                        $(2.82)               $0.31                $(2.52)              $1.48

    (Loss) from extraordinary item per
common share - diluted                                 $(0.11)                  --                $(0.11)                 --
                                                      -------                -- --               -------                ----

    (Loss) earnings per common share -
diluted                                                $(2.93)               $0.31                $(2.63)              $1.48


Weighted average number of common shares
outstanding - basic                                    11,911               11,911                 11,911             11,855

Weighted average number of common shares
outstanding - diluted                                  11,911               16,679                 11,911             16,674

Kellstrom Industries, Inc. News Release                                   Page 6
April 2, 2001


                           KELLSTROM INDUSTRIES, INC.
                      Consolidated Balance Sheet Highlights
                                 (In thousands)

                                                                                  December 31,             December 31,
                                                                                     2000                      1999
                                                                            ---------------------       ------------------

Cash and cash equivalents                                                               $      0                $     272
Trade receivables, net                                                                    80,315                   60,675
Inventories                                                                              195,640                  194,491
Property and plant held for sale                                                          19,932                       --
Other current assets                                                                      17,888                   13,479
                                                                                         -------                  -------
         Total current assets                                                            313,775                  268,917

Notes Receivable                                                                           3,435                       --
Equipment under operating leases, net                                                     98,555                  150,137
Property, plant & equipment, net                                                          19,896                   25,340
Intangible assets, net                                                                    95,766                   87,825
Deferred tax asset                                                                        17,487                       --
Other assets                                                                              12,617                    9,226
                                                                                         -------                 --------
         Total assets                                                                    561,531                 $541,445
                                                                                         =======                 ========

Short-term debt                                                                          167,277                  165,774
Accounts payable and accrued expenses                                                     67,802                   35,847
Current maturities of long-term debt                                                         200                    2,346
Capital lease obligation                                                                   9,597                       --
                                                                                         -------                  -------
         Total current liabilities                                                       244,876                  203,967

Long-term debt and other long-term liabilities                                            34,937                   26,015
Convertible subordinated notes                                                           140,250                  140,250
                                                                                         -------                  -------
         Total liabilities                                                               420,063                  370,232

Stockholders' equity                                                                     141,468                  171,213
                                                                                         -------                  -------
         Total liabilities and stockholders' equity                                      561,531                 $541,445
                                                                                         =======                 ========

THE COMPANY, FROM TIME TO TIME, MAY DISCUSS FORWARD-LOOKING INFORMATION. THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE COMPANY'S STRATEGIES, PLANS, OBJECTIVES AND EXPECTATIONS CONCERNING THE COMPANY'S FUTURE MARKET POSITION, OPERATIONS, CASH FLOW, MARGINS, REVENUE, EXPENSES, FUTURE PROFITABILITY, DECREASES IN DEBT, LIQUIDITY AND CAPITAL RESOURCES. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND FACTORS, AND ARE SUBJECT TO MANY CONDITIONS, INCLUDING ADVERSE CONSEQUENCES RELATING TO THE COMPANY'S SUBSTANTIAL DEBT, RESTRICTIONS ON THE COMPANY'S BUSINESS AND OPERATIONS IMPOSED BY ITS SENIOR DEBT, THE COMPANY'S ABILITY TO EFFECTIVELY INTEGRATE ACQUIRED COMPANIES, ACQUIRE ADEQUATE INVENTORY AND TO OBTAIN FAVORABLE PRICING FOR SUCH INVENTORY, POSSIBLE WRITE-DOWNS OF THE COMPANY'S INVENTORY, THE ABILITY TO ARRANGE FOR THE SERVICING OF THE COMPANY'S INVENTORY BY THIRD-PARTY CONTRACTORS BEFORE RESALE OR LEASE, POSSIBLE PRODUCT LIABILITY CLAIMS, CUSTOMER CONCENTRATION, COMPETITIVE PRICING FOR THE COMPANY'S PRODUCTS AND FLUCTUATIONS IN DEMAND FOR THE COMPANY'S PRODUCTS WHICH DEPENDS UPON THE CONDITION OF THE AIRLINE INDUSTRY. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED IN THIS RELEASE, ALL FORWARD-LOOKING STATEMENTS ARE ESTIMATES BY THE COMPANY'S MANAGEMENT AND ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES THAT MAY BE BEYOND THE COMPANY'S CONTROL AND MAY CAUSE RESULTS TO DIFFER FROM MANAGEMENT'S CURRENT EXPECTATIONS. CERTAIN OF THESE RISKS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION
(SEC), INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 FILED ON MARCH 8, 2001. COPIES OF THE COMPANY'S SEC FILINGS ARE AVAILABLE FROM THE SEC OR MAY BE OBTAINED UPON REQUEST FROM THE COMPANY. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN, WHICH SPEAKS ONLY AS OF THIS DATE.

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